SEC FILE NO: 000-52117 CUSIP NUMBER: 45257K100

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K  ☐ Form 20-F ☐ Form 11-K  ☒ Form 10-Q ☐ Form 10-D  ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: September 30, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

ITECH MEDICAL, INC.
Full Name of Registrant

IMPACT MEDICAL SOLUTIONS, INC.
Former Name if Applicable

17011 Beach Blvd., Suite 900
Address of Principal Executive Office (Street and Number)

Huntington Beach, CA 92647
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20- F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly of transition report on Form 10-Q, or portion thereof be filed on or before the fifth calendar day following prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE

      State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Company is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 within the prescribed period due to ministerial difficulties. Such difficulties prevent the Company from filing the Quarterly Report without unreasonable effort or expense. The Company fully expects to be able to file within the additional time allowed by this report.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Wayne D. Cockburn	(714)	841-2670
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities  Exchange Act of 1934 or Section 30 of the  Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

      ☒  Yes  ☐  No

(3)
 Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      ☐  Yes  ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ITECH MEDICAL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned  hereunto duly authorized.

Dated: November 15, 2010	/s/ WAYNE D. COCKBURN
Wayne D. Cockburn
President, Chief Executive Officer,
Treasurer and Interim Chief
Financial Officer and a Member of the
Board of Directors
(Principal Executive Officer and
Principal Financial/Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).